September 23. 2024

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Victor Cecco
Lory Empie
Robert Arzonetti
James Lopez

Re:	Grande Group Limited
Draft Registration Statement on Form F-1
Submitted July 24, 2024
CIK No. 0002027722

Ladies and Gentlemen:

As counsel for Grande Group Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated August 21, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on July 24, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1

Prospectus Cover Page, page i

1.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of the holding company, subsidiaries, and other entities. For example, you state on page 6 that “[w]e do not have any present plan to declare or pay any dividends on our Ordinary Shares.” You also state on the Cover Page that you define “we,” “us,” etc. as Grande Group Limited, but in the definitions section on page 2, you define them to refer to Grande Group Limited and it subsidiaries. Please make conforming revisions throughout the document.

RESPONSE: In response to the Staff’s comment, we have revised the definitions on the cover page and page 2 to ensure distinct references for the holding company and subsidiaries. On the cover page, we define “Grande” and “the Company” only to refer to Grande Group Limited, the holding company. On page 2, we define “we,” “us,” “our,” “the Company” and “Grande” to only refer to Grande Group Limited, and the definition does not include its subsidiaries. Throughout the document, we refer to the subsidiaries by their legal names, or “Operating Subsidiary” or “Grande Capital” when we refer to our operating entity that are conducting the business operation and have clearly identified that Grande Group Limited is the entity that investors are purchasing an interest.

2.	We note your statement on the Cover Page that following the offering, Grande Holding Limited, your largest shareholder, will own a majority of the voting power and will be able control the outcome of matters submitted to the shareholders. Please revise to identify the natural person, which appears to be Mr. Tak Kai Raymond, Tam, who is the majority shareholder of Grande Holding Limited and, therefore, your ultimate controlling shareholder. Additionally, revise the graphic on page 5 to disclose the natural person(s) controlling the 49% of Grande Securities Limited not owned by Grande Group Limited.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revise and identify the ultimate controlling shareholder of the Company, Mr. Tak Kai Raymond, TAM , on page i of the Cover Page and throughout the prospectus. We have also revised the graphic on page 5 and page 57 to disclose the natural person controlling the 49% of Grande Securities Limited.

3.	We note your disclosure on the prospectus cover page that “[you] are currently not subject to the PRC government’s direct influence or discretion over the manner in which [you] conduct [y]our business activities outside of Mainland China...” Given the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale, please remove these and similar statements throughout the registration statement. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have removed such statements throughout the registration statement.

4.	Please disclose the price range for the offering.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have disclosed the price range for the offering on the cover page and page 17.

Prospectus Summary

Overview, page 2

5.	Please revise to quantify the approximate percentage of revenues attributed to “IPO sponsorship and related services” and “Corporate financial advisory services.” To the extent these represent material revenues, clarify under which category you identify Takeovers and Privatizations, Foreign Investments, and Private M&A and Disposals, as referenced on your website.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised to quantify the approximate percentage of revenue attributed to “IPO sponsorship and related services” and “Corporate financial advisory services” on page 3 and page 78. We have revised the Form F-1 to categorize those service categories that as reference on our website, such as “Takeovers and Privatizations”, “Foreign Investments” and “Private M&A and Disposals,” as corporate financial advisory services on page3, 58, and 80.

Corporate History and Structure, page 4

6.	Please revise the organizational chart on page 5 to (i) disclose the persons that own the equity in Grande Holding Limited, (ii) clearly identify the entity in which investors are purchasing their interest and (iii) identify the entities in which your operations are conducted.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the organizational chart on page 5 and 57, by amending and adding the footnotes to the organization chart, to: (1) disclose the person that own the equity in Grande Holding Limited; (2) identify the entity in which investors are purchasing their interest, i.e. Grande Group Limited; and (3) identify the entities in which our operations are conducted.

7.	We note the statements on pages 5 and 6 that Grande relies on dividends or payments to be paid by its Hong Kong subsidiaries and that Grande Capital Limited declared a cash dividend of HK$6 million to the Controlling Shareholder on June 25, 2024. Please revise to clarify the reasons for the June 25, 2024 dividend and state, if true, that no other dividends have been declared.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the cover page, page 6 and page 52 to clarify the reason for the June 25, 2024 dividend distribution and to state that no other dividends have been declared as of the date of the prospectus and for the years ended March 31, 2024 and 2023, save as disclosed.

Regulatory Development in the PRC, page 11

8.	We note your disclosure on page 11 that “[you] do not believe [you] would be subject to PRC law and regulation...” We also note the disclosure on page 17 that your Operating Subsidiary is not “regulated by any regulator in Mainland China.” Given the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale, please remove these and similar statements throughout the registration statement.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have removed such statements throughout the Form F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 59

9.	Please revise to quantify the approximate percentages of revenues resulting from fixed fees, commissions or otherwise.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have added a table quantifying the approximate percentage of revenues resulting from fixed fees and commissions on page 60. The approximate percentages of revenues resulting from fixed fees were 89.6% and 94.1% for the years ended March 31, 2024 and 2023, respectively, while the revenues resulting from commissions and performance based fees were 10.4% and 5.9%, respectively.

Revenue, page 59

10.	Please revise to disclose the proportion of revenues derived from entities based within the People’s Republic of China for each service category for the periods presented within your financial statements. Also, include a discussion of the primary geographic areas within Asia that are driving your revenues for the periods presented.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised and included a discussion as requested on page 61 and page 78.

Liquidity and Capital Resources, page 60

11.	We note the statement that operations are funded partly through “amounts due to related parties.” We also note the reference to “amounts due to a related party” on page 61. Revise to identify the related party or parties and quantify the amounts provided.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have identify the related party, being Grande Holding Limited, and quantify the amount provided, being $1,852,115, $1,857,845 and $1,564,003 as of March 31, 2024, 2023 and 2022, respectively, on page 62.

Business

Overview, page 73

12.	Please revise, here and elsewhere as appropriate, to disclose your date of establishment such that investors may clearly understand the time period over which you completed, “over 16 successful IPOs on the HKSE.” Additionally, revise to precisely quantify the number completed IPOs since your establishment rather than using the phrase “over 16.”

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised page 2, 30, 58, 75, 76, and 79, to revise our disclosure to clarify that, since Grande Capital, our Operating Subsidiary, first obtained the licenses under the Securities and Futures Ordinance on January 23, 2018, it has sponsored and completed 16 IPOs (i.e. IPO that successfully closed and listed) on the HKSE.

13.	Please revise your disclosure to provide more information regarding the companies comprising your 16 successful IPOs listed upon the HKSE. For instance, discuss the average offering size or range of offering sizes, and the industry segments in which the 16 companies operate, especially addressing whether there is an industry concentration.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revise our disclosure to provide the information regarding the companies comprising the 16 IPOs we have completed, by providing the offering sizes and industry segments of the 16 IPOs. We have also categorized the offering sizes, identified the industry concentration and addressed the risk factors regarding the industry concentration on page 79 and page 30 respectively.

14.	Please revise where appropriate to disclose the primary methods or channels by which you acquire new customers or clients.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised to disclose our primary method to acquire new customers and clients on page 3, 4 and 76.

15.	Please revise to explain what you mean by “successful IPO.” For example, is an IPO successful if it closes or does it (also) depend on other factors, such as the amount raised or the market price compared to the IPO price a certain time after closing?

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure to explain that the “successful IPO” meant the IPOs that are closed and listed on the Hong Kong Stock Exchange, on page 3, 58, 75 and 79.

16.	You state that you focus on corporate finance advisory services. Please revise to clarify the extent to which you are limited in the nature of your advisory services by having Type 1 and 6 but not Type 4 “Advising on Securities” or the other types of regulatory approvals identified on page 82. Additionally, revise the table on page 85 to disclose the actual Type 1 and 6 capital levels.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised to clarify the extent to which we are limited in the nature of our advisory services on page 82. We have also disclosed the actual Type 1 and 6 capital levels on page 88.

We have a diversified client base, page 74

17.	We note your statement that “[you] have a diversified customer base.” We further note your disclosure on page 78 that revenue from your five largest customers accounted for 78.1% and 85.6% of revenue for the fiscal years ended March 31, 2024 and 2023 respectively. Please revise your disclosure to reconcile these statements.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the “diversified customer base” to “established customer base” on page 4 and 77.

Our Clients, page 78

18.	We note that revenue from your five largest customers accounted for 78.1% and 85.6% of revenue in for the fiscal years ended March 31, 2024 and 2023. If material, please revise to identify these customers and disclose the material terms of your agreements with them, including the duration of the agreements and termination provisions. Please also file the agreements as exhibits or explain why they are not required. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have identify these customers on page 81 and provided more extensive disclosure on material terms of the engagement letter with our clients on page 79 and 80 as requested by the Staff. We belief that the agreements with the five largest customers (in the form of engagement letters) are not required to be filed as exhibits, since: (1) the engagement letters are entered in the ordinary course of business, and engagement letters are such as ordinarily accompanies the kind of business conducted by the Company; and (2) all of our IPO sponsors and corporate finance advisory services are engaged on project-by-project basis, that our business is not substantially dependent on particular engagement with specific client, nor substantially dependent on the continuing contracts with any specific client.

Our Employees, page 79

19.	Please revise your disclosure and table setting forth the number of full-time employees as categorized for both years ended March 31, 2024 and 2023.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised as requested on page 82.

Related Party Transactions, page 97

20.	Please revise your disclosure in the first table on page 97 to clarify that Mr. Tak Kai Raymond, Tam is the majority shareholder of Grande Holding Limited and, therefore, your ultimate controlling shareholder.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised as requested on page 100.

21.	We note your disclosure on page 97 of the amounts Grande Holding Limited has provided you for working capital. Please revise to further clarify the nature of the goods and services provided as working capital for the daily operation of the Operating Subsidiary. Please also revise to discuss in greater detail the source of the funds Grande Holding Limited loaned to you including any material terms between such source(s) and Grande Limited such as interest and repayment terms. Please also clarify whether Mr. Tak Kai Raymond, Tam was the source of any of the funds lent by Grande Holding Limited to you.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the working capital provided by Grande Holding Limited is an investment for further development of license 6 (advising on corporate finance), and license 1 business (dealing in securities), as well as the future development of license 9 business (asset management). Grande Group and Grande Capital didn’t enter into any agreements with the Controlling Shareholder. In addition, Mr. Tak Kai Raymond, Tam, the beneficial owner of the Controlling Shareholder, is the source of the funds that the Controlling Shareholder loaned to Grande Group and Grande Capital.

Principal Shareholders, page 98

22.	Please revise the table to include Tak Kai Raymond, Tam and revise Footnote 1 to clarify how Mr. Ho and Mrs. Chen own 85.6% while Tak Kai Raymond, Tam owns 75% through Blazing Success Holdings Limited.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the table and revised the Footnote to clarify that Mr. Tak Kai Raymond and Ms. Yujie, CHEN are deemed as the beneficial owners of the 8,560,000 Ordinary Shares (85.6% of outstanding Ordinary Shares prior to the Offering) of Grande Group Limited.

Enforceability of Civil Liabilities, page 118

23.	Please clarify your disclosure in this section and in the risk factors section on page 38 to state specifically that all of your officers and directors are located in Hong Kong and that it would be difficult to impose liability on those individuals.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised as requested on page 40 and 121.

Consolidated Statements of Cash Flows, page F-6

24.	Please summarize for us your rationale and basis for concluding that your Statement of Cash Flows should have no cash flow from investing activities. Tell us the authoritative accounting guidance upon which you relied.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that according to ASC 230-10-45, cash flows from purchases, sales, and maturities of available-for-sale debt securities shall be classified as cash flows from investing activities and reported gross in the statement of cash flows.

In the preparation of our Statement of Cash Flows, we carefully reviewed all transactions during the reporting period and concluded that there were no cash flows that would meet the criteria for classification as investing activities under ASC 230. Therefore, we determined that it was appropriate not to report any cash flows from investing activities for the reporting periods, consistent with the guidance provided in ASC 230-10-45.

Notes To Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue recognition, page F-11

25.	Please tell us whether or not any of your revenue arrangements incorporate performance based fees and/or any claw-back features. If so please revise to provide a general description and a discussion of the accounting impact of these features on your reported financial results.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the revenue arrangements of underwriting and placing services included performance based fees; however, there are no claw-back features associated with these arrangements. The Company estimates the amount of variable consideration to be included in the transaction price and recognizes revenue to the extent that it is probable that a significant reversal of cumulative revenue will not occur when the uncertainty associated with the performance-based fees is resolved. We have updated a general description and a discussion of the accounting impact on page F-13.

Note 3 - Accounts Receivable, Net, page F-17

26.	Please revise to include an aging analysis of your gross accounts receivable for the period presented showing amounts for the standard past due categories (i.e. 30 days, 90 days, 180 days etc.).

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that an aging analysis based on the due date of the gross accounts receivable has been updated on page F-17. The accounts receivable note yet past due and 31 to 60 days past due were $612,027 and $26,154 as of March 31, 2024 and $483,030 and $23,077 as of March 31, 2023, respectively.

Note 6 - Concentrations of Risk, page F-18

27.	You disclose that “[f]or the years ended March 31, 2024 and 2023, revenue from [your] top five customers...accounted for an aggregate of 78.1% and 85.6% of [your] total revenue. And there were three customers that each accounted for 10% or more of total revenues, respectively.” Please tell us and revise to clarify whether any of these customers are related parties. Additionally, tell us what consideration you gave to whether financial or other information about your significant customers is necessary. Finally, please revise your Management’s Discussion and Analysis to identify and include, as necessary, a discussion of any known trends and uncertainties related to these customers, whether affiliated or unaffiliated, that are reasonably likely to have a material effect on your reported financial results.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that none of these customers are related parties. There are no any known trends and uncertainties related to these customers that are reasonably likely to have a material effect on the financial results due to the non-recurring nature of the revenue from these projects. Revenue from these customers is not expected to recur after completion of these projects. The disclosure has been updated accordingly on page F-18 and p.59.

The Company has determined that the materiality of these customers to the Company’s business is the financial factor to determine a significant customer.

Note 9 - Leases, page F-19

28.	We note your disclosure that “[o]n April 1, 2021, [you] adopted “Leases” (Topic 842), using the modified-retrospective approach, and as a result recognized a right-of-use asset of $351,674 at the date of adoption, and a lease liability of $351,674.” Please revise to clarify why no right-of-use (“ROU”) asset and related lease liability is presented in your Consolidated Balance Sheets as of March 31, 2023. In the event the ROU asset arose following the date of adoption or the March 31, 2023 financial statement date, please revise to provide consistent disclosures.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the lease agreement resulting in the ROU asset at the date of adoption was from April 1, 2021 to March 31, 2023. The renewed lease agreement commenced on April 1, 2023, thus no ROU asset and lease liability were presented in the Consolidated Balance Sheets as of March 31, 2023 after the expiry of the lease agreement on March 31, 2023.

Note 17 - Subsequent Events, page F-25

29.	We note your disclosure that “On June 12, 2024, the Company acquired 51% of the equity interest in Grande Securities Limited, a company incorporated in HK SAR, from the sole shareholder for a total consideration of HK$51, approximately equivalent to $6.5.” Please tell us and revise your disclosures to tell us, to the extent material, the amounts recognized for assets acquired and liabilities assumed as of the date of acquisition including any recognized contingent assets and liabilities, as well as the primary reason the reporting entity completed the acquisition. Also, please tell us, and revise your disclosures as appropriate whether Grande Securities Limited has any operations, maintains an office or personnel in Mainland China, and whether Grande Securities has, or intends to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that additional disclosure of the acquisition has been updated on page F-25. The purpose of acquiring 51% of the equity interest in Grande Securities Limited was to further develop the Company’s equity capital market services. Grande Securities Limited is dormant and does not maintain office or personnel in Mainland China. It has no intention to have any contract arrangements to establish a variable interest entity structure with any entities in Mainland China.

Exhibits

30.	We note your disclosure on page 55 that you entered into Sale and Purchase Agreements with each of Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited. We also note the consultation fees paid to Tak Kai Raymond, Tam as referenced on page 97. Please disclose the material terms of each agreement and file each agreement as an exhibit to the registration statement.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the Sale and Purchase Agreements are entered into between Grande Holding Limited, the controlling shareholder and other parties, and we do not believe that we are required to disclose the terms and file the agreements as exhibits. Regarding the consultation fee paid to Mr. Tam, we respectfully advise the Staff that, the fee was for the one-off business development strategy consultation service provided by Mr. Tam and there was no contract between Mr. Tam and Grande Group Limited.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye, Partner
Ortoli Rosenstadt LLP

Direct dial: +1 212.829.8955